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FOR IMMEDIATE RELEASE                            CONTACT (937) 224-5940

                     DPL INC. ANNOUNCES PRELIMINARY RESULTS
                       OF DUTCH AUCTION SELF-TENDER OFFER

          - COMPANY ALSO SUCCESSFULLY COMPLETES $425 MILLION FINANCING
                         THROUGH SALE OF SENIOR NOTES -

DAYTON, Ohio, March 6, 2000 - DPL Inc. (NYSE: DPL) today announced the results of its Dutch Auction self-tender offer, based on a preliminary count by EquiServe, the depositary for the offer. Under the offer, approximately 28 million shares of common stock, or 18% of its outstanding shares, were properly tendered and not withdrawn at prices at or below $23.00 per share. Therefore, the buyback will be prorated and the Company will purchase 25 million shares at a price of $23 per share. The offer to repurchase shares expired at 12:00 midnight, New York City time, on Friday, March 3, 2000.

The Company also announced that it has successfully completed a previously announced $425 million financing through the issuance of 8.25% Senior Notes due 2007. This capital will be combined with a $550 million strategic investment from Kohlberg Kravis Roberts & Co. (KKR), pursuant to a definitive agreement announced on February 2, 2000, to continue DPL's planned generation strategy, retire short-term debt, and to finance the shares tendered through the Dutch Auction.

Peter Forster, Chairman of DPL, said, "The results of the tender offer and the successful completion of this round of financing are clear evidence of the steps we are taking to secure future earnings growth and unlock value for our shareholders. The financial and operational initiatives that are underway, including KKR's investment and the sale of our natural gas business, as well as the ongoing expansion of our peaking generation capacity, ideally position DPL for substantial growth in the years ahead, while maintaining our financial flexibility."

DETAILS OF THE SHARE REPURCHASE
On February 4, 2000, DPL announced the Dutch Auction self-tender offer for up to 25 million shares, or 16% of its outstanding shares, at a price of $20-$23.

The determination of the actual purchase price for the common stock and the actual proration factor are subject to final confirmation of the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure. Payment for the shares accepted for purchase, and return of all other shares tendered but not accepted for purchase, will occur


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as soon as practicable after determination of the final proration factor. The repurchase is being financed with the proceeds from $550 million of trust-preferred securities to be issued to KKR, DPL's recently completed $425 million sale of 8.25% Senior Notes due 2007, and other corporate resources.

As noted in DPL's Offer to Purchase, the Company may in the future purchase up to 6.6 million additional shares. The method, timing and financing of such purchases have not yet been decided.

After the purchase of the shares through the Dutch Auction tender offer, DPL will have approximately 133 million shares of its common stock outstanding. The closing price of DPL common stock on March 3, 2000, was $22 5/16 per share.

The dealer manager for the offer was Credit Suisse First Boston. The information agent was Georgeson Shareholder Communications Inc.

This report contains certain forward-looking statements regarding plans and expectations for the future. Investors are cautioned that actual outcomes and results may vary materially from those projected due to various factors beyond the Company's control, including abnormal weather, unusual maintenance or repair requirements, changes in fuel costs, increased competition, regulatory changes and decisions, changes in accounting rules and adverse economic conditions. These risks and uncertainties are further discussed in the Company's Form 10-K for the fiscal year ended December 31, 1999, which has been filed with the Securities and Exchange Commission and is available through the EDGAR system without charge at its website, WWW.SEC.GOV.

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DPL INC. IS A DIVERSIFIED ENERGY COMPANY SUPPLYING ENERGY SERVICES TO CUSTOMERS
IN THE MIDWEST THROUGH ITS SUBSIDIARIES, THE DAYTON POWER AND LIGHT COMPANY AND DPL ENERGY.